FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of The Securities Exchange Act of 1934

For the month of June 1, 2002 to June 30, 2002

CITYVIEW CORPORATION LIMITED
SEC FILE No. 00028794
63 Burswood Road, Burswood WA 6100

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..........√.....Form 40-F..................

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes..........................No.........√.....

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-.............................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITYVIEW CORPORATION LIMITED
(Registrant)

Date July 11, 2002

....
(Signature)
By W.M. Baillie, Company Secretary
and Chief Financial Officer

LIST OF ASX DOCUMENTS

FROM June 1, 2002 TO June 30, 2002

PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION

424 MADURA AND SIMENGGARIS UPDATE
425 APPENDIX 3X – INITIAL DIRECTORS' INTERESTS NOTICE (X3)
426 MADURA AND SIMENGGARIS UPDATE
427 MADURA AND SIMENGGARIS REPORT
428 SIMENGGARIS WELL REPORT
429 DIRECTOR'S PROFILES
430 WELL REPORTS MADURA & SIMENGGARIS BLOCKS
431 WELL REPORT SIMENGGARIS BLOCK
432 WELL REPORT SIMENGGARIS BLOCK

CityView
Corporation Limited
ACN 009 235 634

63 Burswood Road
Burswood
WA 6100 Australia
PO Box 732 Victoria Park
Western Australia 6979
Telephone: (61-8) 6250 9099
Facsimile: (61-8) 6250 9088
Email: info@cityviewcorp.com
Web: www.cityviewcorp.com

June 5, 2002

The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

MADURA AND SIMENGGARIS UPDATE

CityView Corporation Limited ("CityView") (ASX:CVI) has received the following information from its Joint Venture partner and operator Pt Medco Energi Internasional TBK ("Medco"):

Madura Block: Sebaya-1
Medco advised that the 2nd zone of the Sebaya well did not flow. The rig has now moved to the 3rd zone which was perforated on Saturday 1st June 2002 20:00HRS. The zone is presently being swabbed.

Simenggaris Block: Pidawan-1
Medco advised that the Pidawan well has now reached a depth of 7190ft. The rig continues to drill ahead to total depth which it anticipates reaching by Thursday 6th June 2002.

CityView is free carried by Medco throughout the current work programs and has a 25% gross interest in both Blocks.

CityView
Corporation Limited
ACN 009 235 634

63 Burswood Road
Burswood
WA 6100 Australia
PO Box 732 Victoria Park
Western Australia 6979
Telephone: (61-8) 6250 9099
Facsimile: (61-8) 6250 9088
Email: info@cityviewcorp.com
Web: www.cityviewcorp.com

To	COMPANY ANNOUNCEMENTS AUSTRALIAN STOCK EXCHANGE LIMITED	*Fax*	1300 300 021
From	WARREN BAILLIE	*Date*	**June 5, 2002**
Pages	7	*Subject*	

APPENDIX 3X - INITIAL DIRECTORS' INTERESTS NOTICE (X 3)

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	CITYVIEW CORPORATION LIMITED
ABN	009 235 634

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	AHMAD IQBAL SADDIQUE
Date of appointment	31 May 2002

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
N/A

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
HOLDS 1% OF THE SHARES IN FALCON OIL PTE LTD AND IS A DIRECTOR OF FALCON OIL PTE LTD WHICH OWNS 13,000,000 SHARES IN THE COMPANY HOLDS 1% OF THE SHARES IN THOMAS OMAR PTE LTD AND IS A DIRECTOR OF THOMAS OMAR PTE LTS WHICH OWNS 500,000 SHARES IN THE COMPANY	

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	CITYVIEW CORPORATION LIMITED
ABN	009 235 634

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MD NAZRI RAMLI
Date of appointment	31 May 2002

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
NIL

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest. NIL	Number & class of Securities

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	NIL
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	CITYVIEW CORPORATION LIMITED
ABN	009 235 634

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Arbouw
Date of appointment	31 May 2002

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
30,425 ordinary fully paid shares in Cityview

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
N/a	

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/a
Nature of interest	N/a
Name of registered holder (if issued securities)	N/a
No. and class of securities to which interest relates	N/a

+ See chapter 19 for defined terms.

CityView
Corporation Limited
ACN 009 235 634

63 Burswood Road
Burswood
WA 6100 Australia
PO Box 732 Victoria Park
Western Australia 6979
Telephone: (61-8) 6250 9099
Facsimile: (61-8) 6250 9088
Email: info@cityviewcorp.com
Web: www.cityviewcorp.com

June 6, 2002

The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

MADURA AND SIMENGGARIS UPDATE

CityView Corporation Limited ("CityView") (ASX:CVI) has received the following information from its Joint Venture partner and operator Pt Medco Energi Internasional TBK ("Medco"):

Madura Block: Sebaya-1

Activity: The 3rd zone did not flow despite swabbing and the operator has decided to move onto the 4th zone. The 4th zone of the Sebaya#1 well was perforated on June 5, 2002 at 0500 Hrs.

Drill Stem Tests:

DST-4:

Date:	June 5, 2002 – Perforated 0500 Hrs
Formation:	Tuban Sandstone
Age:	Miocene
Interval:	2638 – 2652 feet
Type:	Halliburton TCP
Main Flow:	No flow
Comments:	Present operation – swabbing the well.

Simenggaris Block: Pidawan-1

Activity: The Pidawan-1 well has now reached a depth of 7478 feet. The well is expected to reach the total drilling depth of 7546 feet today. There have been several oil shows in the lower section of the well. Mud logs indicate that these shows range from 2 foot sections to 6 feet in length. Once total depth has been reached logs will be run.

CityView is free carried by Medco throughout the current work programs and has a 25% gross interest in both Blocks.

CityView
Corporation Limited
ACN 009 235 634

63 Burswood Road
Burswood
WA 6100 Australia

PO Box 732 Victoria Park
Western Australia 6979

Telephone: (61-8) 6250 9099
Facsimile: (61-8) 6250 9088

Email: info@cityviewcorp.com
Web: www.cityviewcorp.com

June 11, 2002

The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

MADURA AND SIMENGGARIS REPORT

CityView Corporation Limited ("CityView") (ASX:CVI) has received the following information from its Joint Venture partner and operator Pt Medco Energi Internasional TBK ("Medco"):

Madura Block: Sebaya-1

Activity: The 4th zone of the Sebaya-1 well was perforated on June 5, 2002, 0500 Hrs. Although several attempts were made to swab the well there was no flow. The zone has now been cement squeezed.

Based on the results on zone 1, the Operator has temporarily suspended the well in consideration of a further delineation well into the Sebaya structure.

The well was temporarily suspended on Sunday June 9, 2002 and the rig is in the process of rigging down and moving off location.

CityView is waiting for the complete testing results and analysis for the well from Medco.

Simenggaris Block: Pidawan-1

Rig:	PGA#2
Present Depth:	7504 feet
Total Depth:	7504 feet
Activity:	Medco advise it is currently completing logging on the Pidawan-1 well. Following completion of the logging, a sidewall core will be taken. Once logging and core reports are in, Medco will advise if a testing program for the well will be performed.

CityView is free carried by Medco throughout the current work programs and has a 25% gross interest in both Blocks.

CityView
Corporation Limited
ACN 009 235 634

63 Burswood Road
Burswood
WA 6100 Australia

PO Box 732 Victoria Park
Western Australia 6979

Telephone: (61-8) 6250 9099
Facsimile: (61-8) 6250 9088

Email: info@cityviewcorp.com
Web: www.cityviewcorp.com

June 12, 2002

The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

SIMENGGARIS WELL REPORT

CityView Corporation Limited ("CityView") (ASX:CVI) has received the following information from its Joint Venture partner and operator Pt Medco Energi Internasional TBK ("Medco"):

SIMENGGARIS BLOCK – KALIMANTAN, INDONESIA – PIDAWAN #-1

WELL REPORT
1500 HRS TUESDAY 11 JUNE 2002

Operator:	Medco – Pertamina JOB
Rig:	PGA # 02
Present Depth:	7504ft
Total Depth:	7504ft

Activity: Medco advise that they intend to test 2 zones on the Pidawan well. At present they are waiting on approval from the Authorities for a testing program.

DST Testing zones pending approval:

DST # -1	6382 – 6392 (10ft)
DST # -2	2856 - 2866 (10ft)

CityView is free carried by Medco throughout the current work programs and has a 25% gross interest in both Blocks.

CityView
Corporation Limited
ACN 009 235 634

63 Burswood Road
Burswood
WA 6100 Australia
PO Box 732 Victoria Park
Western Australia 6979
Telephone: (61-8) 6250 9099
Facsimile: (61-8) 6250 9088
Email: info@cityviewcorp.com
Web: www.cityviewcorp.com

June 13, 2002

The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

DIRECTOR'S PROFILES

Following the Company's Annual General Meeting held on May 31, 2002, CityView Corporation Limited ("CityView") is pleased to announce the appointment of Messrs Saddique, Ramli and Arbouw to the Board of Directors. Following is a brief profile of each director:

AHMAD IQBAL SADDIQUE
Mr Saddique read law in the United Kingdom and qualified as a barrister. He is the President of Central Asia Petroleum Limited, a company having substantial interests in oil and gas producing fields in Central Asia. Mr Saddique is currently the Managing Director of Falcon Oil Pte Ltd.

Mr Saddique has substantial interests in companies owning the patents to unique, innovative and revolutionary water treatment and desalination technologies as well as other cutting edge technologies in the field of extraction of water from waste material and the pulverizing of the residue.

MD NAZRI RAMLI
Mr. Nazri graduated from University of Malaya with a Bachelor of Science (BSc) Honours Degree in Geology in 1979 and started his career in the upstream sector of the oil & gas industry. He was a senior geologist for various oil companies including Petronas, Occidental, Sun Oil and Texaco covering the Southeast Asian (SEA) region.

Mr. Nazri was appointed as the General Manager of Business Development for Crest Petroleum Berhad in 1993 and later as General Manager of PT Petronusa Bhumibakti, the partner with Crest in the Selat Panjang concession in Central Sumatera. Currently he is the General Manager of Business Development for MMC Engineering Group Berhad, a 75% subsidiary of Malaysia Mining Corporation Berhad.

Prior to his current appointment, Mr. Nazri was a freelance business development consultant in the exploitation of natural resources since 1997. Part of the assignment involved the assessment of oil and gas concessions in Asia and Africa. Mr. Nazri has authored and delivered papers on topics covering hydrocarbon exploration in SEA.

JOHN ARBOUW
Mr Arbouw is a journalist, writer and communications consultant who has more than 25 years experience in newspapers and magazines in Canada, Europe, Asia, New Zealand and Australia. Mr Arbouw has also been a regular business and finance commentator on Australian radio. He has worked as a media and strategic business and communications consultant to companies which included - The South Australian Government, Leighton Holdings, Abigroup, Nippon Credit, Ernst & Young, Deloitte Touche Tomatsu, JetSet Sports (Atlanta Olympics), Australian Council of Infrastructure Development, Australian Road Research Association and most recently the Australian Institute of Company Directors.

Mr Arbouw is currently editing the journal of the Australian Institute of Company Directors and the Journal for the Securities Institute of Australia. Mr Arbouw is a Member of the Australian Institute of Company Directors.

Cityview
Corporation Limited
ACN 009 235 634

63 Burswood Road
Burswood
WA 6100 Australia
PO Box 732 Victoria Park
Western Australia 6979
Telephone: (61-8) 6250 9099
Facsimile: (61-8) 6250 9088
Email: info@cityviewcorp.com
Web: www.cityviewcorp.com

June 18, 2002

The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

WELL REPORTS MADURA & SIMENGGARIS BLOCKS

CityView Corporation Limited ("CityView") (ASX:CVI) has received the following information from its Joint Venture partner and operator Pt Medco Energi Internasional TBK ("Medco"):

Madura Block – Madura island, Indonesia – Sebaya #-1
O900 HRS MONDAY 17 JUNE 2002

Activity: Medco is preparing the results and analysis of the Drill Stem Tests for the Sebaya-1 well.

Simenggaris Block – Kalimantan, Indonesia – Pidawan #-1
1500 HRS MONDAY 17 JUNE 2002

Operator: Medco – Pertamina JOB
Rig: PGA # 02

Activity: Medco advised that the PGA #2 rig encountered a breakdown to the draw works, which was repaired on June 13, 2002. Since the repair the rig was washing down the well bore in preparation to run casing when the drill pipe became stuck at 7426 feet. Over the weekend the pipe was freed and casing run in hole. The rig is now waiting on the cement to dry.

Medco anticipates perforating the 1st zone on Wednesday June 19, 2002.

CityView is free carried by Medco throughout the current work programs and has a 25% gross interest in both Blocks.

Cityview
Corporation Limited
ACN 009 235 634

63 Burswood Road
Burswood
WA 6100 Australia

PO Box 732 Victoria Park
Western Australia 6979

Telephone: (61-8) 6250 9099
Facsimile: (61-8) 6250 9088

Email: info@cityviewcorp.com
Web: www.cityviewcorp.com

June 21, 2002

The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

WELL REPORT SIMENGGARIS BLOCK

CityView Corporation Limited ("CityView") (ASX:CVI) has received the following information from its Joint Venture partner and operator Pt Medco Energi Internasional TBK ("Medco"):

Simenggaris Block – Kalimantan, Indonesia – Pidawan #-1
0900 HRS THURSDAY 20 JUNE 2002

Operator:	Medco – Pertamina JOB
Rig:	PGA # 02
Activity:	Medco advise that due to the poor results of the CBL log for the Pidawan well, a remedial cement job will be required. This is anticipated to delay testing the well until early next week.

CityView is free carried by Medco throughout the current work programs and has a 25% gross interest in both Blocks.

CityView
Corporation Limited
ACN 009 235 634

63 Burswood Road
Burswood
WA 6100 Australia

PO Box 732 Victoria Park
Western Australia 6979

Telephone: (61-8) 6250 9099
Facsimile: (61-8) 6250 9088

Email: info@cityviewcorp.com
Web: www.cityviewcorp.com

June 25, 2002

The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

WELL REPORT SIMENGGARIS BLOCK

CityView Corporation Limited ("CityView") (ASX:CVI) has received the following information from its Joint Venture partner and operator Pt Medco Energi Internasional TBK ("Medco"):

SIMENGGARIS BLOCK – KALIMANTAN, INDONESIA – PIDAWAN #-1
1500 HRS MONDAY 24 JUNE 2002

Operator: Medco – Pertamina JOB
Rig: PGA # 02

Activity: Medco advise that CBL log for the cementing of the casing revealed a poor cement job and it was decided to perform a remedial cement job. Further the Operator decided to perform a cement squeeze job to the 1st zone area that will be tested. The Operator anticipates that the 1st zone will be perforated mid week.

CityView is free carried by Medco throughout the current work programs and has a 25% gross interest in both Blocks.

LIST OF ASIC DOCUMENTS

FROM June 1, 2002 TO June 30, 2002

PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION

AACL FORM 304 CHANGE TO OFFICEHOLDERS

ASIC registered agent number

lodging party or agent name CITYVIEW CORPORATION LIMITED

office, level, business name or PO Box no.

street number & name 63 BURSWOOD ROAD

suburb/city BURSWOOD state/territory WA postcode 6100

telephone (08) 6250 9099

facsimile (08) 6250 9098

DX number suburb/city

ASS. REQ-A CASH. REQ-P PROC.

Australian Securities & Investments Commission

form **304**

Corporations Act 2001

205B & 601CV(1)

Notification of

change to officeholders

corporation name CITYVIEW CORPORATION LIMITED

ACN or ARBN 009 235 634

New appointment

Give details below of the person(s) who have consented in writing to become a director and/or secretary of the company. A public company must have a minimum of 3 directors (2 resident in Australia) and 1 secretary (resident in Australia). A proprietary company must have a minimum of 1 director (resident in Australia). The office of secretary is optional, but if appointed one must reside in Australia.

family name SADDIQUE **given names** AHMAD IQBAL

former names

residential address 18 JALAN SEJARAH

suburb/city state/territory postcode

country (if not Australia) SINGAPORE

date of birth (d/m/y) 13/05/1943 place of birth (town/city) (state/country) MALAYSIA

office held & date appointed ☑ director 31/05/02 ☐ secretary / /

alternate director ☐ alternate for: effective dates: from / / to / /

The Terms of Appointment of an Alternate Director must be provided with this notification. These are attached in the annexure marked ( ).
See guide to this form for annexure requirements.

family name RAMLI **given names** NAZRI

former names

residential address #1, JALAN P8B/1, PRESINT 8, 62000 PUTRA JAYA

suburb/city WILAYAH PERSEKETUAN state/territory postcode

country (if not Australia) MALAYSIA

date of birth (d/m/y) 20/08/1955 place of birth (town/city) ALOR SETAR, KEDAH (state/country) MALAYSIA

office held & date appointed ☑ director 31/05/02 ☐ secretary / /

alternate director ☐ alternate for: effective dates: from / / to / /

The Terms of Appointment of an Alternate Director must be provided with this notification. These are attached in the annexure marked ( ).
See guide to this form for annexure requirements.

family name ARBOUW **given names** John

former names

residential address 22 DERBY STREET,

suburb/city VAUCLUSE state/territory NSW postcode 2030

country (if not Australia)

date of birth (d/m/y) 3/05/1945 place of birth (town/city) THE HAGUE (state/country) HOLLAND

office held & date appointed ☑ director 31/05/02 ☐ secretary / /

alternate director ☐ alternate for: effective dates: from / / to / /

The Terms of Appointment of an Alternate Director must be provided with this notification. These are attached in the annexure marked ( ).
See guide to this form for annexure requirements.

10/06 '02 MON 11:35 [TX/RX NO 8793]

Ceasing to hold office

family name SMYTH given names Peter Mark
date of birth (d/m/y) 09/01/1940 place of birth BERMUDA
date ceased (d/m/y) 31/05/02 office held [x] director [ ] secretary [ ] alternate director for:

family name given names
date of birth (d/m/y) / / place of birth
date ceased (d/m/y) / / office held [ ] director [ ] secretary [ ] alternate director for:

family name given names
date of birth (d/m/y) / / place of birth
date ceased (d/m/y) / / office held [ ] director [ ] secretary [ ] alternate director for:

Change of name or address of officeholder

family name (previously notified) given names
date of birth (d/m/y) / / Is this person also an **alternate director**? [ ] (please tick, if yes)

new name (if changed)
date of change (d/m/y) / /

new address (if changed) unit, level, building name
street number & name
suburb/city state/territory postcode
country (if not Australia) date of change (d/m/y) / /

family name (previously notified) given names
date of birth (d/m/y) / / Is this person also an **alternate director**? [ ] (please tick, if yes)

new name (if changed)
date of change (d/m/y) / /

new address (if changed) unit, level, building name
street number & name
suburb/city state/territory postcode
country (if not Australia) date of change (d/m/y) / /

**NB: If insufficient space, set out details in an annexure - Annexures must conform to requirements. (Refer Guide)*

Signature

I certify that the information in this form is true and correct.
print name THINAGARAN capacity DIRECTOR
sign here [signature] date / /

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins